 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-185640
NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 4 DATED OCTOBER 2, 2013
TO THE PROSPECTUS DATED MAY 6, 2013
This document supplements, and should be read in conjunction with, our prospectus dated May 6, 2013, Supplement No. 1 dated June 14, 2013. Supplement No. 2 dated August 13, 2013 and Supplement No. 3 dated September 19, 2013. The purpose of this Supplement No. 4 is to disclose:
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  an update to the status of our offering; and
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  an update to our valuation process.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which $1.5 billion in shares can be issued pursuant to our primary offering and $150 million in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. As of September 30, 2013, we received and accepted subscriptions in our offering for 0.24 million shares, or $2.2 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of September 30, 2013, 165.5 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Update to our Valuation Process
The second paragraph under the heading “Questions and Answers About Our Offering — Will I be notified of how my investment is doing” and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:
In addition, unless the rules and regulations governing valuations change, within 18 months after the completion of our offering stage, our advisor or another firm we choose for that purpose will establish an estimated value per share of our common stock based on an appraisal of our assets and operations and other factors deemed relevant. The estimated value per share of our common stock will be based upon the fair value of our assets less the fair value of our liabilities under market conditions existing at the time of the valuation. We will obtain independent third-party appraisals for the properties underlying our debt investments and will value our other assets in a manner we deem most suitable under the circumstances, including in a manner similar to how our sponsor values its assets, which, in some circumstances, may include an independent appraisal or valuation. A committee comprised of independent directors will be responsible for the oversight of the valuation process, including approval of engagement of any third-parties to assist in the valuation of assets, liabilities and unconsolidated investments and approval of all valuations not performed by an independent third-party. We anticipate that any property appraiser we engage will be a member of the Appraisal Institute with the MAI designation or such other professional valuation designation appropriate for the type and geographic locations of the assets being valued and will provide a written opinion, which will include a description of the reviews undertaken and the basis for such opinion. Any such appraisal will be provided to a soliciting participating dealer upon request. After the initial appraisal, appraisals will be done annually and may be done on a quarterly rolling basis. The valuations are estimates and consequently should not necessarily be viewed as an accurate reflection of the fair value of our investments nor will they necessarily represent the amount of net proceeds that would result from an immediate sale of our assets. We will provide the estimated value per share to you in our annual report. We will consider our offering stage complete when we are no longer publicly offering equity securities in a continuous offering, whether through our offering or follow-on public offerings. For this purpose, we do not consider a “public offering of securities” to include offerings on behalf of selling stockholders or offerings related to our DRP, employee benefit plan or the redemption of interests in our operating partnership.